Oracle Corporation	2300 Oracle Way	phone	(737) 867-1000
Austin, Texas 78741

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anastasia Kaluzienski and Robert Littlepage

July 26, 2024

RE:	Oracle Corporation

Form 10-K for Fiscal Year Ended May 31, 2024

Filed June 20, 2024

File No. 001-35992

Dear Ms. Kaluzienski and Mr. Littlepage:

This letter responds to the comments set forth in the letter from the Staff of the Division of Corporation Finance, Office of Technology (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Safra Catz, Chief Executive Officer of Oracle Corporation (the “Company”), dated July 12, 2024, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2024 (the “2024 Form 10-K”). In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.

********************************************

Form 10-K filed June 20, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cloud and License Business, page 40

1.

With a view towards enhanced investor understanding, in future filings please present a quantified discussion of customer migrations from software licenses and the related license support to the Oracle Cloud.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to include a quantified discussion of customer migrations from software licenses and related license support to the Oracle Cloud in its future filings with the SEC, beginning with its Annual Report on Form 10-K for the year ending May 31, 2025, to the extent that this trend remains material to the Company and is discussed in such filings.

Results of Operations, page 44

2.

Please expand your results of operations discussion throughout to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results during the comparative periods. In circumstances where there are multiple factors that are material to a change, please quantify the incremental impact of each factor on the overall change. For example, quantify how much of the increase in your cloud and license business’ total revenues was due to changes in volumes sold, changes in selling prices, changes in product mix, and the net impact of the changes in foreign currency exchange rates. See Item 303(b)(2) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that management prepared and evaluated the results of operations disclosure included in the 2024 Form 10-K with reference to Item 303 of Regulation S-K, including Item 303(b)(2), and the instructions thereto, as well as the SEC’s and Staff’s related guidance. The Company believes that such disclosure, including the discussion of cloud and license revenues included therein and referenced in the Staff’s comment, is appropriate and consistent with such rules and guidance.

The Company further advises the Staff that management does not evaluate changes in the Company’s operating segments’ revenues, including cloud and license revenues, on the basis of changes in volume or price. Item 303(b)(2)(iii) of Regulation S-K, which addresses material period-to-period changes in net sales or revenue, requires discussion of changes in prices, changes in the volume or amount of goods or services sold or the introduction of new products or services only “if applicable.” Because management does not evaluate changes in operating segment revenues based on these factors, the Company believes that, consistent with Item 303(b)(2)(iii), changes in volume or price would be inapplicable to a discussion of changes in operating segment revenues. Quantification of such factors would be inconsistent with the objective of Management’s Discussion and Analysis of Financial Condition and Results of Operations, as outlined in Item 303(a) of Regulation S-K, of better allowing investors to view the Company from management’s perspective.

Consistent with the Staff’s comment, the Company confirms that in its future filings with the SEC, it will provide a more comprehensive and quantified discussion and analysis of the factors that impacted its results during the comparative periods, including, in circumstances where there are multiple factors that are material to a change in segment revenues or other line items, by quantifying the incremental impact of each such material factor on the overall change.

********************************************

Please contact me at (650) 506-7000 if you have any further questions.

Very truly yours,

/s/ Brian Higgins
Brian Higgins
Senior Vice President and Corporate Secretary

cc:	Safra Catz, Chief Executive Officer, Oracle Corporation

Stuart Levey, Executive Vice President, Chief Legal Officer, Oracle Corporation

Maria Smith, Executive Vice President, Chief Accounting Officer, Oracle Corporation

Kimberly Woolley, Vice President, Asst. General Counsel and Asst. Secretary, Oracle Corporation

Sarah K. Solum, Freshfields Bruckhaus Deringer US LLP

Jacqueline A. Marino, Freshfields Bruckhaus Deringer US LLP